UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Kewaunee Scientific Corporation
(Name of Issuer)

Common Stock, $2.50 par value
(Title of Class of Securities)

492854104
(CUSIP Number)
Anita G. Zucker, as Trustee of The Article 6 Marital Trust c/o The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405 843-744-5174 With copies to:
Robert Johnston The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405 843-744-5174	Christopher J. Hubbert, Esq. Kohrman Jackson & Krantz LLP 1375 E. Ninth Street, 29th Floor Cleveland, OH 44114 216-696-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Anita G. Zucker, as Trustee of The Article 6 Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,361 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 221,361 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,361 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN
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Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, $2.50 par value (the “Shares”), of Kewaunee Scientific Corporation (“Kewaunee”) owned by Anita G. Zucker as the Trustee of The Article 6 Marital Trust under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 (the “Trust”). This amendment supplements Mrs. Zucker’s initial Schedule 13D filed on October 30, 2019.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares reported in this Schedule 13D were purchased by the Trust using its available funds. The total amount paid by the Trust was $620,534.

Item 4. Purpose of Transaction.

The Trust acquired the Shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

The Trust owns 221,361 Shares, or 7.8% of Kewaunee’s outstanding Shares based on 2,830,200 Shares outstanding. Mrs. Zucker, as trustee of the Trust, has sole voting, investment and dispositive power with respect to the Trust’s Shares.

The Trust acquired the 39,440 Shares listed in the table below in open market transactions through its broker. Neither Mrs. Zucker nor the Trust has effected any other transactions in the Shares of Kewaunee during the past sixty days.

Date	Shares Acquired	Price Per Share
03/08/2023	21,661	$15.515
02/27/2023	7,787	$15.658
02/24/2023	24	$15.665
02/23/2023	21	$15.665
02/22/2023	108	$15.800
02/16/2023	508	$15.551
02/15/2023	301	$15.618
02/14/2023	1,251	$15.629
02/06/2023	586	$16.278
02/02/2023	560	$16.217
02/01/2023	111	$16.216
01/31/2023	606	$16.512
01/30/2023	440	$16.650
01/27/2023	298	$16.509
01/26/2023	961	$16.470
01/25/2023	86	$16.394
01/23/2023	300	$16.515
01/20/2023	262	$16.511
01/19/2023	100	$16.445
01/18/2023	3,469	$16.471

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 10, 2023	/s/ Anita G. Zucker
By Anita G. Zucker, as Trustee for The Article 6 Marital Trust

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